UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 3 - 2009 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 11, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM (registrant)

Dated: March 26, 2009	By:	/s/ Mikael Skov
Name: Mikael Skov
Title: Chief Executive Officer

Exhibit 1

ANNOUNCEMENT NO. 3 – 2009                                                                                  11 March 2009

"TORM posted the best operating result ever for 2008. The outlook for 2009 reflects the recession in the global economy. TORM has initiated a comprehensive efficiency programme in order to improve the cost level by USD 40-60 million. Based on a solid financial situation, TORM expects to continue the Company’s positive development," says CEO Mikael Skov.

•
The pre tax profit for the year was USD 392 million before non-cash mark-to-market adjustments of financial instruments of USD -32 million. The profit before tax for the year was USD 360 million, which is in line with the latest guidance of 355-370 million. The Board of Directors considers the profit to be very satisfactory.

•
The total cash flow was USD 63 million of which cash flow from operating activities was USD 385 million, cash flow from investing activities USD -262 million and cash flow from financing activities USD -59 million.

•	As of 31 December 2008, equity amounted to USD 1,279 million (DKK 6,753 million), corresponding to USD 18.5 per share (DKK 97.5) excluding treasury shares.

•
The market value of the Company’s fleet as of 31 December 2008 exceeded the book value by USD 367 million, corresponding to USD 5.3 per share (DKK 28.0) excluding treasury shares. At the end of 2008, the Company owned 65 vessels, 59 of which were product tankers and six bulk carriers. By the end of 2008, TORM had 20 vessels on order and had exercised one purchase option.

•	Return on Invested Capital (RoIC) was 16.4% and Return on Equity (RoE) was 30.6%.

•	TORM’s strategy plan “Greater Earning Power 2,0”, which was approved in January 2008, is expected to be adapted to the global economic development maintaining TORM’s ambitions and strategic focus.

•
In 2008, TORM initiated a CSR project where the main focus areas are climate, working environment and human and labour rights. In February 2009, TORM has committed itself to comply with UN Global Compact.

•	In March 2008, TORM acquired 50% of the shipping company FR8 at a price of USD 125 million. FR8 contributed positively to TORM’s net profit with USD 27 million.

•
Following the integration of OMI, at the end of 2008 the Company has launched a comprehensive efficiency programme focusing on standardization of processes, better utilization of the IT platform, an improved level of vessel operating expenses as well as optimization of the Company’s global land-based setup. Once it is fully implemented at the end of 2009, the programme is expected to contribute with annual cost savings of USD 40-60 million, corresponding to 15-20%.

•	As of 31 December 2008, TORM had unused credit facilities and cash of approximately USD 675 million. More than 60% of the Company’s debt is due after 2012.

•	As of 1 March 2009, TORM had covered approximately 38% of the remaining earning days in 2009.

•	The forecasted profit before tax for 2009 is USD 100-140 million. Given the global recession there is considerable uncertainty around the forecast.

•
The Board of Directors recommends, subject to the approval at the Annual General Meeting, that a dividend of DKK 4.00 (USD 0.76) per share be paid, corresponding to a total dividend payment of DKK 291 million (USD 55 million) and equivalent to a return of 7.2% in relation to the closing price of the Company’s shares on the last business day of 2008. Including the extraordinary dividend of DKK 4.50 (USD 0.84) per share paid out in December 2008, the accumulated dividend for 2008 was 32% of the net profit equivalent to DKK 619 million (USD 117 million).

ANNOUNCEMENT NO. 3 – 2009
11 MARCH 2009	A/S DAMPSKIBSSELSKABET TORM – TORM'S ANNUAL REPORT 2008 /	1/3

USD million

INCOME STATEMENT	2008	2007	2006	2005	2004
Revenue	1,184	774	604	586	442
Time charter equivalent earnings (TCE)	906	604	454	464	350
Gross profit	538	334	270	315	240
EBITDA	572	288	301	351	215
Operating profit	446	199	242	303	179
Financial items	-86	605	-1	-4	26
Profit/(loss) before tax	360	804	241	299	205
Net profit for the year	361	792	235	299	187
BALANCE SHEET					
Non-current assets	2,913	2,703	1,970	1,528	1,056
Total assets	3,317	2,959	2,089	1,810	1,240
Equity	1,279	1,081	1,281	905	715
Total liabilities	2,038	1,878	808	905	524
Invested capital	2,822	2,618	1,300	1,176	618
Net interest bearing debt	1,550	1,548	663	632	272
Cash and bonds	168	105	32	157	124
CASH FLOW					
From operating activities	385	188	232	261	228
From investing activities,	-262	-357	-118	-473	-187
thereof investment in tangible fixed assets	-378	-252	-246	-636	-187
From financing activities	-59	242	-239	303	-3
Total Net cash flow	63	73	-125	91	38
KEY FINANCIAL FIGURES *)					
Gross margins:					
TCE	76.5%	78.0%	75.2%	79.2%	79.2%
Gross profit	45.4%	43.2%	44.7%	53.8%	54.3%
EBITDA	48.3%	37.2%	49.8%	59.9%	48.6%
Operating profit	37.7%	25.7%	40.1%	51.7%	40.5%
Return on Equity (RoE)	30.6%	67.1%	21.5%	36.9%	33.1%
Return on Invested Capital (RoIC) **)	16.4%	10.2%	19.5%	33.8%	31.0%
Equity ratio	38.6%	36.5%	61.3%	50.0%	57.7%
Exchange rate USD/DKK, end of period	5.28	5.08	5.66	6.32	5.47
Exchange rate USD/DKK, average	5.09	5.44	5.95	6.00	5.99
SHARE RELATED KEY FIGURES *)					
Earnings per share, EPS (USD)	5.2	11.4	3.4	4.3	2.7
Diluted earnings per share, EPS (USD)	5.2	11.4	3.4	4.3	2.7
Cash flow per share, CFPS (USD)	5.6	2.7	3.3	3.7	3.3
Proposed dividend per share (USD) ***)	0.76	0.89	1.02	1.82	1.37
Proposed dividend per share (DKK)	4.00	4.50	5.75	11.50	7.50
Extraordinary dividend per share (DKK)	4.50	27.50	0.00	0.00	0.00
Share price in DKK, end of period (per share of DKK 5 each)	55.5	178.2	186.0	152.6	112.9
Number of shares, end of period (million)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	69.2	69.2	69.4	69.7	69.6

*) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts. The comparative figures are restated to reflect the change in the denomination of the Company's shares from DKK 10 per share to DKK 5 in May 2007.

**) Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders' equity plus Net interest bearing debt less Non-operating assets).

***) Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

ANNOUNCEMENT NO. 3 – 2009
11 MARCH 2009	A/S DAMPSKIBSSELSKABET TORM – TORM'S ANNUAL REPORT 2008 /	2/3

Telephone conference:

A telephone conference and webcast (www.torm.com) reviewing the Annual Report 2008 will take place today, 11 March 2008, at 16:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact:

Mikael Skov, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00

About TORM

TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 3 – 2009
11 MARCH 2009	A/S DAMPSKIBSSELSKABET TORM – TORM'S ANNUAL REPORT 2008 /	3/3